Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2018

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months
	ended March 31
	2018	2017 (note 3)

Revenues	$552,473	$466,263

Cost of revenues (exclusive of depreciation and amortization shown below)	362,300	300,106
Selling, general and administrative expenses	156,317	137,082
Depreciation	7,270	5,977
Amortization of intangible assets	8,588	6,050
Acquisition-related items (note 5)	2,253	4,208
Operating earnings	15,745	12,840

Interest expense, net	2,915	2,942
Other income, net (note 6)	(427)	(1,229)
Earnings before income tax	13,257	11,127
Income tax expense (note 7)	4,716	4,327
Net earnings	8,541	6,800

Non-controlling interest share of earnings	670	2,202
Non-controlling interest redemption increment (note 11)	2,905	3,220
Net earnings attributable to Company	$4,966	$1,378

Net earnings per common share (note 12)

Basic	$0.13	$0.04
Diluted	$0.13	$0.04

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2018	2017 (note 3)

Net earnings	$8,541	$6,800

Foreign currency translation gain	3,116	3,484
Unrealized gain on interest swaps, net of tax	1,064	-
Comprehensive earnings	12,721	10,284

Less: Comprehensive earnings attributable to non-controlling shareholders	2,789	4,328

Comprehensive earnings attributable to Company	$9,932	$5,956

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	March 31, 2018	December 31, 2017 (note 3)
Assets
Current Assets
Cash and cash equivalents	$111,649	$108,523
Accounts receivable, net of allowance of $31,027 (December 31, 2017 - $28,709)	345,922	382,542
Contract assets	93,810	104,737
Income tax recoverable	14,705	13,815
Prepaid expenses and other current assets	65,570	54,741
	631,656	664,358

Other receivables	10,032	10,136
Contract assets	7,386	7,104
Other assets	56,027	55,496
Fixed assets	84,275	83,899
Deferred income tax, net	45,560	48,401
Intangible assets	223,156	183,036
Goodwill	520,208	455,130
	946,644	843,202
	$1,578,300	$1,507,560

Liabilities and shareholders' equity
Current Liabilities
Accounts payable and accrued expenses	$184,722	$227,087
Accrued compensation	317,756	419,635
Income tax payable	15,437	21,414
Contract liabilities	34,332	35,423
Long-term debt - current (note 9)	3,262	2,426
Contingent acquisition consideration - current (note 10)	9,714	18,657
	565,223	724,642

Long-term debt - non-current (note 9)	433,261	247,467
Contingent acquisition consideration (note 10)	36,391	31,643
Deferred rent	26,318	24,469
Other liabilities	16,866	11,792
Deferred income tax, net	26,582	19,044
	539,418	334,415
Redeemable non-controlling interests (note 11)	153,125	145,489

Shareholders' equity
Common shares	413,105	406,984
Contributed surplus	51,377	50,219
Deficit	(110,523)	(115,489)
Accumulated other comprehensive loss	(38,191)	(43,157)
Total Company shareholders' equity	315,768	298,557
Non-controlling interests	4,766	4,457
Total shareholders' equity	320,534	303,014
	$1,578,300	$1,507,560

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2017 (note 3)	38,934,161	$406,984	$50,219	$(115,489)	$(43,157)	$4,457	$303,014

Net earnings	-	-	-	8,541	-	-	8,541
Foreign currency translation gain	-	-	-	-	3,116	-	3,116
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	1,064	-	1,064
Other comprehensive earnings attributable to NCI	-	-	-	-	786	284	1,070
NCI share of earnings	-	-	-	(670)	-	378	(292)
NCI redemption increment	-	-	-	(2,905)	-	-	(2,905)
Distributions to NCI	-	-	-	-	-	(133)	(133)
Acquisition of businesses, net	-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions	-	-	(23)	-	-	-	(23)

Subordinate Voting Shares:
Stock option expense	-	-	2,214	-	-	-	2,214
Stock options exercised	209,500	6,121	(1,033)	-	-	-	5,088
Balance, March 31, 2018	39,143,661	$413,105	$51,377	$(110,523)	$(38,191)	$4,766	$320,534

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended
	March 31
	2018	2017 (note 3)
Cash provided by (used in)

Operating activities
Net earnings	$8,541	$6,800

Items not affecting cash:
Depreciation and amortization	15,858	12,027
Deferred income tax	(393)	1,847
Earnings from equity method investments	(327)	(362)
Stock option expense	2,214	1,443
Allowance for uncollectible accounts receivable	1,437	2,213
Amortization of advisor loans	3,881	2,998
Other	621	1,928

Net changes from operating assets / liabilities
Accounts receivable	51,265	32,982
Contract assets	9,654	(14,252)
Prepaid expenses and other current assets	(4,798)	4,638
Accounts payable and accrued expenses	(44,563)	(26,442)
Accrued compensation	(119,986)	(110,205)
Contract liabilities	(1,284)	2,025
Other liabilities	546	1,123
Contingent acquisition consideration paid	(2,856)	(301)
Net cash used in operating activities	(80,190)	(81,538)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(79,732)	(29,643)
Purchases of fixed assets	(6,209)	(6,733)
Advisor loans issued	(2,793)	(7,495)
Other investing activities	(1,669)	(3,101)
Net cash used in investing activities	(90,403)	(46,972)

Financing activities
Increase in long-term debt	233,873	182,837
Repayment of long-term debt	(47,040)	(42,700)
Purchase of non-controlling interests, net	(73)	(24,282)
Contingent acquisition consideration paid	(7,606)	(1,643)
Proceeds received on exercise of options	5,087	3,245
Dividends paid to common shareholders	(1,947)	(1,932)
Distributions paid to non-controlling interests	(5,204)	(4,118)
Financing fees paid	-	(1,663)
Net cash provided by financing activities	177,090	109,744

Effect of exchange rate changes on cash	(3,371)	3,313

Increase (decrease) in cash and cash equivalents	3,126	(15,453)

Cash and cash equivalents, beginning of period	108,523	113,148

Cash and cash equivalents, end of period	$111,649	$97,695

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (69 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2017.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2018 and the results of operations and its cash flows for the three month period ended March 31, 2018 and 2017. All such adjustments are of a normal recurring nature. The results of operations for the three month periods ended March 31, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. The accounting policy for revenue from contracts with customers is shown below.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of sales and leasing brokerage operations along with outsourcing and advisory services.

(a) Real estate brokerage operations

Brokerage revenue includes commissions from sales brokerage and leasing brokerage services. Sales brokerage services include purchases and sales, debt placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company provides these services with respect to substantially all types of commercial real estate. Leasing brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Outsourcing and advisory services and other revenue

Outsourcing and advisory services consist of project management, property management as well as valuation and advisory services. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs. Other revenue consists of license fees charged to non-owned Colliers branded offices for exclusive rights to operate using the Colliers marks and intellectual properties within defined geographic locations over a prescribed period of time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a)	Nature of services

The Company has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and leasing brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Revenues related to license fees are recognized over the period that the licensee has use of these rights or the benefits of any associated services.

(b)	Significant judgments

Our contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include elements that introduce variability to the revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the full amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this constrained revenue will be recognized if and when the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company invoices the customer and records a receivable when it has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. Contract liabilities consist of payments received in advance of recognizing revenue. These liabilities consist primarily of payments received for outsourcing and advisory engagements where a component of the revenue may be paid by the customer prior to the benefits of the services transferring to the customer.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. With the exceptions of sales and leasing brokerage, the Company does not expect to have any contracts where the period between the transfer of services to the customer and the payment by the customer exceeds one year. With regard to sales and leasing brokerage, arrangements may exist where the service is transferred but payment is not received for a period greater than one year. However, arrangements of this nature do not contain a significant financing component because the amount and timing varies on the basis of the occurrence or non-occurrence of an event that is outside the control of the Company or the customer. As a consequence, the Company does not adjust the transaction prices for the time value of money.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently adopted accounting guidance

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, are described below.

(a)	Accounting for leasing brokerage revenues

Under previous GAAP, leasing brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b)	Accounting for reimbursable expenses related to the Company’s property management activities

Under previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c)	Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. The Company’s previously reported results for the year ended December 31, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)	Year ended December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings

Revenues	$2,275,362	$13,569	$146,269	$2,435,200

Cost of revenues	1,427,281	12,315	146,269	1,585,865

Selling, general and administrative expenses	613,335	705	-	614,040

Income tax	63,300	(1,393)	-	61,907

Non-controlling interest share of earnings	20,236	83	-	20,319

Non-controlling interest redemption increment	22,583	(190)	-	22,393

Net earnings attributable to Company	49,313	2,049	-	51,362

Diluted earnings per share	1.25	0.05	-	1.31

(in thousands of US dollars, except per share amounts)	Three months ended March 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings

Revenues	$422,843	$7,982	$35,438	$466,263

Cost of revenues	258,871	5,797	35,438	300,106

Selling, general and administrative expenses	136,860	222	-	137,082

Income tax	3,658	669	-	4,327

Non-controlling interest share of earnings	2,113	89	-	2,202

Non-controlling interest redemption increment	3,275	(55)	-	3,220

Net earnings attributable to Company	118	1,260	-	1,378

Diluted earnings per share	-	0.04	-	0.04

(in thousands of US dollars)	As at December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Balance sheet

Accounts receivable, net of allowance	$383,385	$(843)	$-	$382,542
Contract assets, current	-	104,737	-	104,737
Unbilled revenues	41,370	(41,370)	-	-
Contract assets, non-current	-	7,104	-	7,104
Deferred income tax asset, net	52,394	(3,993)	-	48,401
Accounts payable and accrued expenses	252,904	(25,817)	-	227,087
Accrued compensation	365,709	53,926	-	419,635
Contract liabilities	-	35,423	-	35,423
Unearned revenues	11,919	(11,919)	-	-
Deferred income tax liability, net	18,579	465	-	19,044
Deficit	(128,411)	12,923	-	(115,488)
Accumulated other comprehensive loss	(43,354)	197	-	(43,157)
Non-controlling interests	4,019	438	-	4,457

Adoption of the standard related to revenue recognition had no impact to cash from or used in operating, financing, or investing on our consolidated statements of cash flows.

Recently issued accounting guidance, not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

4.       ACQUISITIONS – During the three months ended March 31, 2018, the Company acquired controlling interests in three businesses, two operating in EMEA (Finland; Spain) and one operating in Asia Pacific (China). The acquisition date fair value of consideration transferred was as follows:

	Finland	Other	Aggregate
	Acquisition	Acquisitions	Acquisitions

Cash consideration, net of cash acquired of $12,990	$(57,207)	$(22,447)	$(79,654)
Acquisition date fair value of contingent consideration	-	(5,742)	(5,742)
Total purchase consideration	$(57,207)	$(28,189)	$(85,396)

Acquired intangible assets	$26,807	$19,665	$46,472
Goodwill	$39,284	$20,316	$59,600

The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 10 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations.

During the three months ended March 31, 2017, the Company acquired controlling interests in four businesses for cash consideration of $29,643 (net of cash acquired of $37,874) and contingent consideration of $14,194.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2018 was $46,105 (see note 10). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of March 31, 2018 was $9,133. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $78,086 to a maximum of $91,866. The contingencies will expire during the period extending to December 2021.

5.        ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2018	2017

Transaction costs	$1,714	$1,591
Contingent consideration fair value adjustments	(948)	517
Contingent consideration compensation expense	1,487	2,100
	$2,253	$4,208

6.        OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2018	2017

Gain on investments	$(90)	$(901)
Equity earnings from non-consolidated investments	(327)	(362)
Other	(10)	34
	$(427)	$(1,229)

7.       INCOME TAX – The provision for income tax for the three months ended March 31, 2018 reflected an effective tax rate of 35.6% (2017 - 38.9%) relative to the Ontario, Canada combined statutory rate of approximately 26.5% (2017 - 26.5%). The effective tax rate for current period reflects the lower income tax rate in the United States which became effective on January 1, 2018.

8.       CONTRACT BALANCES

Revenue recognized in relation to contract liabilities

The following tables shows how much of the revenue recognized in the reporting period relates to carried-forward contract liabilities at the beginning of the period and how much relates to performance obligations that were satisfied in a prior period. These amounts consist of changes to estimates of variable consideration particularly associated with recognizing revenue which had been constrained in a prior period.

	Three months ended
	March 31
	2018	2017

Revenue recognized that was previously included in contract liabilities	$12,158	$7,476
Revenue recognized from performance obligations satisfied in prior periods	$3,232	$2,774

9.       LONG-TERM DEBT – As of March 31, 2018, the Company had an amended and restated credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $700,000. The Facility has a 5-year term ending January 18, 2022 and bears interest at an applicable margin of 1.5% to 2.75% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate at March 31, 2018 was 3.1% (2017 – 3.0%). The Facility had $257,870 of available un-drawn credit as at March 31, 2018. As of March 31, 2018, letters of credit in the amount of $7,938 were outstanding ($9,920 as at March 31, 2017). The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios.

The Company is required to maintain certain covenant ratios including financial leverage and interest coverage. The Company was in compliance with these covenants as of March 31, 2018. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2018:

		Fair value measurements at March 31, 2018
	Carrying value at
	March 31, 2018	Level 1	Level 2	Level 3

Contingent consideration liability	$46,105	$-	$-	$46,105
Interest rate swap asset	2,198	-	2,198	-

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were (i) expected future operating cash flows (determined with reference to each specific acquired business) and (ii) discount rates (which range from 3% to 10.5%, with a weighted average of 9.5%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.5% and 10.5% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,200.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2018
Balance, January 1	$50,300
Amounts recognized on acquisitions	5,742
Fair value adjustments	(948)
Resolved and settled in cash	(9,712)
Other	723
Balance, March 31	$46,105

Less: Current portion	9,714
Non-current portion	$36,391

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2018
Balance, January 1	$145,489
RNCI share of earnings	292
RNCI redemption increment	2,905
Distributions paid to RNCI	(5,071)
Purchase of subsidiary shares from RNCI, net	169
RNCI recognized on business acquisitions	9,341
Balance, March 31	$153,125

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2018 was $131,258 (March 31, 2017 - $112,130). The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2018, approximately 1,900,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the weighted average basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2018	2017

Basic shares	39,048	38,720
Assumed exercise of Company stock options	605	397
Diluted shares	39,653	39,117

13.       STOCK-BASED COMPENSATION – The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2018, there were 102,000 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 455,000 stock options granted during the three months ended March 31, 2018 (2017 - 380,000). Stock option activity for the three months ended March 31, 2018 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,753,275	$36.03
Granted	455,000	67.30
Exercised	(209,500)	24.28
Forfeited	(12,375)	38.71
Shares issuable under options -
End of period	1,986,400	$44.42	3.22	$49,722
Options exercisable - End of period	676,200	$37.82	2.56	$21,387

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2018 was $2,214 (2017 - $1,443). As of March 31, 2018, there was $10,917 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three month period ended March 31, 2018, the fair value of options vested was $2,687 (2017 - $1,922).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the CEO’s family, their holding companies and trusts. The agreement provides for the CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on March 31, 2018, the amount required to be paid to the CEO, based on a market price of C$89.44 per Subordinate Voting Share, would be US$269,677.

15.       SEGMENTED INFORMATION – Colliers has identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office. Revenue for these segments are disaggregated into our three lines of business: Outsourcing & Advisory, Lease Brokerage and Sales Brokerage.

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended March 31
2018
Sales brokerage	$88,602	$23,590	$30,817	$-	$143,009
Leasing brokerage	120,374	23,883	23,477	-	167,734
Outsourcing & Advisory	119,526	68,244	53,541	419	241,730

Revenues	$328,502	$115,717	$107,835	$419	$552,473
Depreciation and amortization	7,023	6,655	1,557	623	15,858
Operating earnings (loss)	20,006	(9,571)	9,374	(4,064)	15,745

2017
Sales brokerage	$75,942	$20,447	$26,029	$-	$122,418
Leasing brokerage	104,398	20,571	19,858	-	144,827
Outsourcing & Advisory	103,482	49,753	45,313	470	199,018

Revenues	$283,822	$90,771	$91,200	$470	$466,263
Depreciation and amortization	6,743	3,585	1,290	409	12,027
Operating earnings (loss)	12,694	(975)	5,511	(4,390)	12,840

GEOGRAPHIC INFORMATION

	Three months ended
	March 31
	2018	2017

United States
Revenues	$240,758	$211,237
Total long-lived assets	278,858	252,834

Canada
Revenues	$74,681	$60,526
Total long-lived assets	60,187	52,811

Euro currency countries
Revenues	$68,253	$43,146
Total long-lived assets	299,018	175,873

Australia
Revenues	$45,828	$43,350
Total long-lived assets	49,235	46,556

United Kingdom
Revenues	$31,428	$30,463
Total long-lived assets	77,492	72,254

Other
Revenues	$91,525	$77,541
Total long-lived assets	62,849	54,986

Consolidated
Revenues	$552,473	$466,263
Total long-lived assets	827,639	655,314

16.       SUBSEQUENT EVENTS – In April 2018, the Company acquired a controlling interest in a commercial real estate services firm headquartered in Salt Lake City, Utah. This business will be rebranded as Colliers International. Also in April 2018, the Company acquired its affiliate headquartered in Winnipeg, Manitoba. The initial cash consideration for these acquisitions was $20,054. These acquisitions will be accounted for using the acquisition method of accounting for business combinations.

On April 10, 2018, the Company’s shareholders approved an amendment to the stock option plan to increase the number of Subordinate Voting Shares reserved for issuance under the plan by 1,500,000.

On April 19, 2018, the Company amended and restated the credit agreement for its multi-currency revolving credit facility (the “Facility”). The Facility’s maturity date was extended to April 30, 2023 (from January 18, 2022), total borrowing capacity was increased to $1,000,000 (from $700,000) and the applicable margin on borrowings was reduced by 0.25%. Other material terms and conditions were unchanged.

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2018

(in US dollars)

May 2, 2018

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three month period ended March 31, 2018 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2018 and up to and including May 2, 2018.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the first quarter ended March 31, 2018 due to a combination of recent acquisitions and internal growth. Consolidated revenue growth was 18% relative to the same quarter in the prior year (14% measured in local currencies). Diluted net earnings per common share was $0.13, relative to $0.04 in the prior year quarter, primarily due to earnings growth in the Americas and Asia Pacific regions and the favourable impact of acquisitions. Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the first quarter was $0.45, up 25% from $0.36 in the prior year quarter. Both GAAP earnings per share and adjusted earnings per share for the first quarter of 2018 would have been $0.01 lower excluding foreign exchange impacts.

During the first quarter of 2018, the Company acquired controlling interests in three businesses, two operating in EMEA (Finland and Spain) and one operating in Asia Pacific (China). The total initial cash consideration for these acquisitions, net of cash acquired, was $79.7 million.

In April 2018, we acquired two businesses operating the Americas region (Utah and Manitoba). The total initial cash consideration for these acquisitions was $21.4 million.

On April 19, 2018, we amended and restated the credit agreement for our multi-currency credit facility (see “Liquidity and capital resources” below).

Effective January 1, 2018, we adopted new revenue guidance under GAAP (see “Impact of recently adopted accounting standards” below).

For the three months ended March 31, 2018, revenue growth was led by Outsourcing & Advisory in the EMEA region, attributable to the Company’s recent Finnish acquisition.

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2018	2017	in USD %	in LC %

Outsourcing & Advisory	$241,730	$199,018	21%	15%
Lease Brokerage	167,734	144,827	16%	12%
Sales Brokerage	143,009	122,418	17%	13%

Total revenues	$552,473	$466,263	18%	14%

Results of operations - three months ended March 31, 2018

Revenues for our first quarter were $552.5 million, 18% higher than the comparable prior year quarter (14% measured in local currencies). Recent acquisitions contributed 8% to revenue growth. Internally generated revenues measured in local currencies were up 6%, led by strong growth in Sales and Lease Brokerage in the Asia Pacific region, offset by a slight revenue decline in the EMEA region.

The operating earnings for the quarter were $15.7 million, versus operating earnings of $12.8 million in the prior year period. The operating earnings margin was 2.8%, consistent with the prior year quarter. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $36.1 million versus $31.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 6.5% of revenues versus 6.7% of revenues in the prior year quarter, primarily as a result of investments in incremental revenue producers in major markets in EMEA.

Depreciation expense was $7.3 million, versus $6.0 million recorded in the prior year quarter, with the increase attributable to investments in technology and the impact of business acquisitions in the past year.

Amortization expense was $8.6 million, versus $6.1 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.9 million, in line with the prior year quarter. The average interest rate on debt during the quarter was 3.1%, relative to 3.0% in the prior year quarter.

Consolidated income tax expense for the quarter was $4.7 million, relative to $4.3 million the prior year quarter, reflecting effective tax rates of 36% and 39%, respectively. The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018. The effective tax rate for the full year is expected to be approximately 30% to 32%.

Net earnings for the quarter was $8.5 million, relative to $6.8 in the prior year quarter. The current period’s results were attributable to earnings growth from acquisitions and internally.

The Americas region generated $328.5 million of revenues during the first quarter, an increase of 16% from the prior year quarter (15% measured in local currencies). Recent acquisitions contributed revenue growth of 8% and internal growth in local currencies was 7%. Internal revenue growth spread evenly across all three service lines, with strong contribution from our Canadian operations. Operating earnings were $20.0 million, relative to $12.7 million in the prior year period, with the prior year period impacted by acquisition-related costs. First quarter adjusted EBITDA was $26.5 million, up 18% versus the year-ago period.

The EMEA region generated $115.7 million of revenues during the first quarter, up 27% from the prior year quarter (up 11% measured in local currencies). Internal revenues in local currencies declined 2% offset by 13% growth from recent acquisitions. Internal revenues were impacted by a decline in Sales Brokerage activity, primarily in the UK, relative to strong results in the prior year period. Foreign exchange tailwinds favourably impacted results on a US dollar reporting currency basis. Earnings measures were impacted by planned investments in incremental revenue producers in major markets as well as revenue mix. The operating loss was $9.6 million, versus a loss of $1.0 million in the prior year period, with the current period impacted by acquisition-related costs and incremental acquisition-related amortization. First quarter adjusted EBITDA was a loss of $0.4 million, versus a profit of $3.7 million in the prior year period.

The Asia Pacific region generated $107.8 million of revenues during the first quarter, an increase of 18% from the prior year quarter (an increase of 14% measured in local currencies). Internal revenues in local currencies increased by 12% led by Sales and Lease brokerage with 2% growth from recent acquisitions. Foreign exchange tailwinds positively impacted results on a US dollar reporting currency basis. Operating earnings were $9.4 million, up from $5.5 million in the prior year period, benefiting from operating leverage from higher revenues. First quarter adjusted EBITDA was $11.2 million, versus $6.9 million in the year-ago period.

The global Corporate operating loss for the first quarter was $4.1 million, relative to $4.4 million in the prior period, and was positively impacted by lower variable expenses, partially offset by higher stock based compensation. Corporate costs as presented in adjusted EBITDA were $1.1 million for the first quarter, relative to $1.8 million in the comparable prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2018
Revenues	$522,473
Operating earnings	15,745
Net earnings	8,541
Diluted net earnings per common share	0.13

YEAR ENDED DECEMBER 31, 2017
Revenues	$466,263	$586,233	$618,798	$763,906
Operating earnings	12,840	41,229	34,458	78,849
Net earnings	6,800	25,958	20,362	40,955
Diluted net earnings per common share	0.04	0.29	0.16	0.82

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2018	$36,140
Adjusted EBITDA - 2017	31,252	$60,258	$55,281	$96,034
Adjusted EBITDA - 2016	22,184	52,795	37,643	90,440
Adjusted EPS - 2018	0.45
Adjusted EPS - 2017	0.36	0.77	0.66	1.36
Adjusted EPS - 2016	0.19	0.63	0.40	1.22

Note: New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated. 2016 data has not been restated.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2018	2017

Net earnings	$8,541	$6,800
Income tax	4,716	4,327
Other income, net	(427)	(1,229)
Interest expense, net	2,915	2,942
Operating earnings	15,745	12,840
Depreciation and amortization	15,858	12,027
Acquisition-related items	2,253	4,208
Restructuring costs	70	734
Stock-based compensation expense	2,214	1,443
Adjusted EBITDA	$36,140	$31,252

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2018	2017

Net earnings	$8,541	$6,800
Non-controlling interest share of earnings	(670)	(2,202)
Amortization of intangible assets	8,588	6,050
Acquisition-related items	2,253	4,208
Restructuring costs	70	734
Stock-based compensation expense	2,214	1,443
Income tax on adjustments	(2,423)	(2,010)
Non-controlling interest on adjustments	(844)	(844)
Adjusted net earnings	$17,729	$14,179

	Three months ended
(in US$)	March 31
	2018	2017

Diluted net earnings per common share	$0.13	$0.04
Non-controlling interest redemption increment	0.07	0.08
Amortization of intangible assets, net of tax	0.14	0.09
Acquisition-related items	0.05	0.10
Restructuring costs, net of tax	-	0.01
Stock-based compensation expense, net of tax	0.06	0.04
Adjusted earnings per share	$0.45	$0.36

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2018 was $80.2 million, versus $81.5 million used in the prior year period. Cash from operations in both periods was impacted by significant seasonal working capital usage in our brokerage operations. Cash flow from operating activities is expected to be flat in the second quarter and positive in the third and fourth quarters of the year, consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2018, capital expenditures were $6.2 million. Based on our current operations, capital expenditures for the year ending December 31, 2018 are expected to be $40 - $42 million.

Net indebtedness as at March 31, 2018 was $324.9 million, versus $141.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at March 31, 2018 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $257.9 million of available unused credit as of March 31, 2018.

On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $1.0 billion, replacing the prior credit facility of $700.0 million. The Facility has a 5-year term ending April 18, 2023 (previously January 18, 2022). The applicable margin over floating reference rates is 1.25% to 2.50% (previously 1.50% to 2.75%) depending on certain leverage ratios and requires a commitment fee of 0.25% to 0.50% (previously 0.30% to 0.55%) of the unused portion depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $250.0 million (previously $150.0 million), on the same terms and conditions as the existing Facility.

On December 12, 2017, the Company’s Board of Directors declared a dividend of $0.05 per share to shareholders of record on December 29, 2017. This dividend was paid on January 10, 2018.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $91.9 million as at March 31, 2018 (December 31, 2017 - $91.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2021. We estimate that approximately 85% of the contingent consideration outstanding as of March 31, 2018 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$434,862	$2,363	$185	$432,314	$-
Interest on long-term debt	47,919	12,654	25,166	10,099	-
Capital lease obligations	1,658	900	759	-	-
Contingent acquisition consideration	46,105	9,714	33,327	3,064	-
Operating leases	366,963	82,054	131,448	84,086	69,375
Purchase commitments	6,236	5,108	1,128	-	-

Total contractual obligations	$903,744	$112,793	$192,013	$529,563	$69,375

At March 31, 2018, we had commercial commitments totaling $7.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of March 31, 2018, was $153.1 million (December 31, 2017 - $145.5 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2018, the RNCI recorded on the balance sheet was $153.0 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the three months ended March 31, 2018 would be $0.07 and the dilution to adjusted EPS would be $0.01.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the March 31, 2018 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 20 to the December 31, 2017 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2017.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently adopted accounting standards

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, are described below.

(a)	Accounting for Lease Brokerage revenues

Under previous GAAP, leasing brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b)	Accounting for reimbursable expenses related to the Company’s property management activities

Under the previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c)	Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Impact of recently issued accounting standards

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. Hedge accounting is being applied to these interest rate swaps.

Transactions with related parties

As at March 31, 2018, the Company had $7.5 million of loans receivable from non-controlling shareholders (December 31, 2017 - $8.1 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 2.45%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,817,967 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,986,400 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 13, 2017, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2017 to July 17, 2018. The Company is entitled to repurchase up to 2,700,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2018 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.